Exhibit 99.1

Aphria Agrees to Accelerate Expiry of Green Growth Brands Bid and Terminate its Option With GA Opportunities Corp.

LEAMINGTON, ON, April 15, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it has entered into a series of transactions that will accelerate the expiry date to April 25, 2019 for the previously announced take-over bid by Green Growth Brands Inc. ("GGB") and will terminate the arrangements with GA Opportunities Corp. ("GAOC") for consideration of $89.0 million.

Irwin D. Simon, Aphria's Chairman and Interim Chief Executive Officer stated, "We are very pleased to move forward with this favorable resolution as we continue to focus on the long-term growth of our leading cannabis business. We plan to use the $89.0 million in proceeds from the transaction to fund our strategic global expansion initiatives. On behalf of our Board of Directors and management team, we continue to recommend that Aphria shareholders reject the GGB offer and do not tender their Aphria shares to the GGB offer."

Aphria has entered into a shortened deposit period agreement with GGB to facilitate the acceleration of the expiry of GGB's offer to purchase all of the issued and outstanding shares of Aphria (the "GGB Offer"). In that regard, Aphria has agreed to reduce the initial deposit period of the bid to 92 days from January 23, 2019, the date that GGB commenced the GGB Offer. GGB will be mailing a Notice of Variation providing that the GGB Offer will expire at 5:00 p.m. on April 25, 2019. Based on the closing price of $3.86 per GGB share on the Canadian Securities Exchange ("CSE") on April 12, 2019, the implied consideration under the GGB Offer would be $6.07 per Aphria share, representing a significant 54.7% discount to Aphria's closing price on the Toronto Stock Exchange of $13.41 per share on the same day.

In light of the foregoing and for the reasons previously disclosed, Aphria continues to recommend that Aphria shareholders reject the GGB Offer and do not tender their Aphria shares to the GGB Offer.

In connection with the foregoing, GGB has entered into a share purchase agreement (the "Share Purchase Agreement") with GAOC pursuant to which GGB has agreed to purchase (the "Share Repurchase") for cancellation 27.3 million shares held by GAOC, for an aggregate purchase price of $89.0 million (the "Purchase Price"). The terms of the Share Purchase Agreement include, among other things, that GGB will pay in cash $50.0 million of the Purchase Price to GAOC within 30 days of the date hereof (the "Closing Date") and will issue a promissory note (the "GGB Note") to GAOC for $39.0 million due in six months from the Closing Date. GGB has granted a security interest to GAOC to secure its obligations under the Share Purchase Agreement and the GGB Note. The completion of the Share Repurchase is conditional on the Purchase Price, on a per share basis, not being greater than the simple average of the closing price of the GGB shares on the CSE for the 20 trading days prior to the Closing Date.

Aphria and GAOC have also entered into a debt/call option settlement agreement (the "Settlement Agreement") pursuant to which Aphria has agreed to settle the debt owed under a promissory note issued by GAOC to Aphria in the amount of $55.0 million and terminate its rights under a related call option in consideration for total consideration of $89.0 million payable by GAOC upon the receipt of funds received under the Share Purchase Agreement and the GGB Note. GAOC has granted a security interest to Aphria to secure its obligations under the Settlement Agreement.

Advisors

Legal counsel to Aphria's Board and Independent Committee was Fasken Martineau DuMoulin LLP and Scotiabank was financial advisor for takeover defense. Jefferies LLC acted as financial advisor to the Company in connection with the Settlement Agreement, and Moelis & Company LLC was financial advisor to the Board in connection with the takeover bid. Gagnier Communications served as strategic communications advisor and Laurel Hill acted as Aphria's shareholder communications advisor and information agent.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks that the proposed transaction involving Green Growth Brands and GAOC will not have the anticipated effect on Aphria or its business or will not be consummated for any reason; risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:00e 15-APR-19